SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             --------------------

                                SCHEDULE 14D-9*
               Solicitation/Recommendation Statement Pursuant to
            Section 14(D)(4) of the Securities Exchange Act of 1934

                                AMENDMENT NO. 5

                          PROLER INTERNATIONAL CORP.
                           (Name of Subject Company)

                          PROLER INTERNATIONAL CORP.
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Including Associated Rights)
                        (Title of Class of Securities)

                                  743396-10-3
                     (CUSIP Number of Class of Securities)

                              BRUCE W. WILKINSON
                            CHIEF EXECUTIVE OFFICER
                          PROLER INTERNATIONAL CORP.
                                4265 SAN FELIPE
                                   SUITE 900
                             HOUSTON, TEXAS  77027
                                (713) 627-3737

          (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                  COPIES TO:

                              GEOFFREY K. WALKER
                               KATHLEEN M. KOPP
                     MAYOR, DAY, CALDWELL & KEETON, L.L.P.
                                 700 LOUISIANA
                             HOUSTON, TEXAS  77002
                                (713) 225-7000

*This Solicitation/Recommendation Statement on Schedule 14D-9 relates to an offer for all outstanding shares of common stock of Proler International Corp. by a wholly-owned subsidiary of Schnitzer Steel Industries, Inc.

      This Amendment No. 5 amends and supplements the Solicitation /Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") by Proler International Corp., a Delaware corporation (the "Company"), on September 20, 1996, (as heretofore amended, the "Schedule 14D-9") and relates to the tender offer made by PIC Acquisition Corporation, a Delaware corporation wholly owned by Schnitzer Steel Industries, Inc., an Oregon corporation ("Schnitzer"), disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Commission on September 20, 1996, to purchase all of the outstanding shares of the Company's common stock, par value $1.00 per share (the "Common Stock"), together with the associated stock rights (the "Rights") issued pursuant to a Rights Agreement dated as of February 28, 1996, as amended effective September 15, 1996, between the Company and KeyCorp Shareholder Services, Inc., at a purchase price of $7.50 per share of Common Stock and associated Right (each such share and associated Right, a "Share"), net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated September 20, 1996 and the related Letter of Transmittal. The purpose of this Amendment No. 5 is to amend Items 8 and 9 of the Schedule 14D-9, as set forth below. Terms defined in the Schedule 14D-9 are used in this Amendment No. 5 with the same meanings as provided in the
Schedule 14D-9.

ITEM 8.     ADDITIONAL INFORMATION TO BE FURNISHED.

      Item 8 of the Schedule 14D-9 is amended to add the following section (c) thereof:

      (c) On October 7, 1996, the Company and Schnitzer announced that they had each received a second request for additional information from the U.S. Department of Justice with respect to their filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") regarding the proposed acquisition of the Company by Schnitzer. As announced by the Company and Schnitzer, the second request extended the waiting period under the HSR Act for 10 days following the receipt by the Justice Department of the requested information, and no purchase of Proler securities could be consummated until the waiting period expired or was terminated. A copy of the joint press release issued by the Company and Schnitzer announcing their receipt of the second requests is attached hereto as Exhibit 16 and incorporated herein by reference.

ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                         DOCUMENT

Exhibit 16 - Joint Press Release issued by Proler International Corp. and
             Schnitzer Steel Industries, Inc. dated October 7, 1996.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PROLER INTERNATIONAL CORP.

                                    By:   BRUCE W. WILKINSON

                                     /s/  BRUCE W. WILKINSON
                                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dated:  October 7, 1996